UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 11)


        First Union Real Estate Equity and Mortgage Investments
------------------------------------------------------------------------
                           (Name of Issuer)


            Shares of Beneficial Interest, $1.00 par value
------------------------------------------------------------------------
                    (Title of Class of Securities)


                               337400105
         -----------------------------------------------------
                            (CUSIP Number)

                         Stephen Fraidin, P.C.
               Fried, Frank, Harris, Shriver & Jacobson
                          One New York Plaza
                       New York, New York 10004
                            (212) 859-8140

------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)


                           January 22, 1998
         -----------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


     Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                          SEC1746(12-91)


                             SCHEDULE 13D

CUSIP No. 337400105                 Page 2 of 5 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Gotham Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           2,491,451 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         2,491,451 Shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,491,451 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.85%

14  TYPE OF REPORTING PERSON*
    PN


                           *SEE INSTRUCTIONS


                             SCHEDULE 13D

CUSIP No. 337400105                 Page 3 of 5 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Gotham Partners II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           30,449 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         30,449 Shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    30,449 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.11%

14  TYPE OF REPORTING PERSON*
    PN


                           *SEE INSTRUCTIONS


     This Amendment No. 11 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the shares of Beneficial Interest, par value $1.00 per share ("Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Company") previously filed by Gotham Partners, L.P. ("Gotham") and Gotham Partners II, L.P. ("Gotham II" and together with Gotham, the "Reporting Persons"), both New York limited partnerships. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.


     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


Item 3 is hereby amended to add the following information:


"Item 3.  Source and Amount of Funds or Other Consideration


     The aggregate exercise price of the options exercised by Gotham on January 21, 1998 was $5,326,020 and the aggregate exercise price of the options exercised by Gotham II on January 21, 1998 was $73,980. All of the funds required for these exercises were obtained from the general funds of Gotham and Gotham II, respectively."


Item 4 is hereby amended to add the following information:


"Item 4.  Purpose of the Transaction


     On January 21, 1998, Gotham sent a letter to the Secretary of the Company responding to and referencing the letter sent to Gotham by the Secretary of the Company on January 20, 1998. Gotham's letter, dated January 20, 1998, is attached as Exhibit 16 hereto and incorporated herein by this reference. The Company's letter, dated January 21, 1998, is attached as Exhibit 17 hereto and incorporated herein by this reference."


Item 5 is hereby amended to add the following information:


"Item 5.  Interest in Securities of the Issuer


     On January 21, 1997, Gotham exercised its right to purchase 493,150 Shares pursuant to its agreement entered into on January 29, 1997 with Bankers Trust Company, as amended. On January 21, 1997, Gotham II exercised its right to purchase 6,850 Shares pursuant to its agreement entered into on January 29, 1997 with Bankers Trust Company, as amended."


Item 7 is hereby amended to add the following information:


"Item 7.  Material to be Filed as Exhibits


      16. Letter, dated January 21, 1998, from Gotham to the Secretary of the Company.


      17. Letter, dated January 20, 1998, from the Secretary of the Company to Gotham."


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


January 22, 1998


                             GOTHAM PARTNERS, L.P.


                             By:  Section H Partners, L.P.,
                                  its general partner


                              By:  Karenina Corporation,
                                   a general partner of Section H Partners, L.P.


                                   By:  /s/ William A. Ackman
                                        ---------------------------
                                        William A. Ackman
                                        President


                              By:  DPB Corporation,
                                   a general partner of Section H Partners, L.P.


                                   By:  /s /David P. Berkowitz
                                        ---------------------------
                                        David P. Berkowitz
                                        President



                             GOTHAM PARTNERS II, L.P.


                             By:  Section H Partners, L.P.,
                                  its general partner


                              By:  Karenina Corporation,
                                   a general partner of Section H Partners, L.P.


                                   By:  /s/ William A. Ackman
                                        ---------------------------
                                        William A. Ackman
                                        President


                              By:  DPB Corporation,
                                   a general partner of Section H Partners, L.P.


                                   By:  /s/ David P. Berkowitz
                                        ---------------------------
                                        David P. Berkowitz
                                        President